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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 SCHEDULE 14D-9
       SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             -----------------------


                               TRIMAS CORPORATION
                         (Exact name of Subject Company)


                               TRIMAS CORPORATION
                        (Name of Person Filing Statement)
                             -----------------------


                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)
                             -----------------------


                                    896215100
                      (CUSIP Number of Class of Securities)
                             -----------------------



                                Brian P. Campbell
                                    President
                               TriMas Corporation
                           315 East Eisenhower Parkway
                            Ann Arbor, Michigan 48108
                                 (313) 747-7025

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)


                             -----------------------


                                  With copy to:

                            Jerome M. Schwartz, Esq.
                  Dickinson, Wright, Moon, Van Dusen & Freeman
                         500 Woodward Avenue, Suite 4000
                             Detroit, Michigan 48226
                                 (313) 223-3628
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Item 1.   Security and Subject Company

     The name of the subject company is TriMas Corporation, a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 315 East Eisenhower Parkway, Ann Arbor, Michigan 48108. The title of the class of equity securities to which this statement relates is the common stock, par value $0.01 per share, of the Company (the "Common Stock").

Item 2.   Tender Offer of the Bidder

     This statement relates to the tender offer by MascoTech Acquisition, Inc., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of MascoTech, Inc., a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), dated December 17, 1997, to purchase any and all issued and outstanding shares (the "Shares") of common stock of the Company at $34.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 17, 1997, of Purchaser (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer"). All cross-references herein, except as otherwise noted, are to the Offer to Purchase. Capitalized terms used and not otherwise defined herein have the meanings set forth in the Offer to Purchase. Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to this Schedule 14D-9, respectively, and are incorporated herein by reference. The address of the principal executive offices of Purchaser and Parent is 21001 Van Born Road, Taylor, Michigan 48180.

     The Offer is being made pursuant to the terms of an Agreement and Plan of Merger, dated as of December 10, 1997, as amended by Amendment No. 1 dated as of December 15, 1997, among Purchaser, Parent and the Company (as so amended, the "Merger Agreement"). A copy of the Merger Agreement is filed as Exhibit (c)(1) to this Schedule 14D-9 and is incorporated herein by reference. Among other things, the Merger Agreement provides that as promptly as practicable following the purchase of Shares pursuant to the Offer and the satisfaction (or waiver, to the extent permissible under the Merger Agreement) of the other conditions set forth in the Merger Agreement, in accordance with the Delaware General Corporation Law, Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation. At the effective time of the Merger (the "Effective Time"), subject to the terms and conditions of the Merger Agreement, each Share outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company, Shares owned by Parent or its subsidiaries or Shares as to which appraisal rights have been exercised) shall be converted into the right to receive the per Share price paid in the Offer in cash, without interest (the "Merger Consideration").

     Concurrently with the filing of this Schedule 14D-9, Purchaser, Parent and the Company are jointly filing with the Securities and Exchange Commission a Transaction Statement on Schedule 13E-3, dated December 17, 1997.

Item 3.   Identity and Background

     (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above. All information contained in this
Schedule 14D-9 or incorporated herein by reference concerning Purchaser, Parent or their respective officers, directors, representatives or affiliates, or actions or events with respect to any of them, was provided by Purchaser or Parent, respectively, and the Company takes no responsibility for such information.

     (b) The information contained under the captions "Introduction", "Special Factors--Background of the Offer", "Special Factors--Purpose and Structure of the Offer and the Merger; Reasons of Parent for the Offer and the Merger", "Special Factors--The Merger Agreement", "Special Factors--Interest of Certain Persons in the Offer and the Merger", "The Tender Offer--Certain Information Concerning the Company", "The Tender Offer--Certain Information Concerning Parent and Purchaser", and "The Tender Offer--Certain Information Concerning Masco Corporation" of the Offer to Purchase is incorporated herein by reference.

     Reference also is made to the information contained under the captions "Compensation Committee Report on Executive Compensation" and "Compensation of Executive Officers" at pages 4 through 8 of the Company's proxy

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statement relating to the annual meeting of the Company's stockholders held on
May 14, 1997, a copy of which pages is included as Exhibit (c)(6) to this
Schedule 14D-9 and incorporated herein by reference.

Item 4.   The Solicitation or Recommendation

     (a) - (b) On December 10, 1997, the Board of Directors of the Company, based upon, among other things, the unanimous recommendation of the Special Committee of the Board of Directors, unanimously (i) determined that the terms of the Offer and the Merger are fair to and in the best interests of the Company's stockholders (other than Parent, its Chief Executive Officer and Masco Corporation), (ii) approved the Merger Agreement and authorized the execution and delivery thereof, and (iii) recommended that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer. The information contained under the captions "Introduction", "Special Factors--Background of the Offer", "Special Factors--Recommendations of the Special Committee and the Company Board; Fairness of the Offer and the Merger" and "Special Factors--Opinion of Financial Advisor to the Special Committee" of the Offer to Purchase, describing the nature and the reasons for the recommendation of the Special Committee and the Board with respect to the Offer, is incorporated herein by reference.

Item 5.   Persons Retained, Employed or to be Compensated

     The information contained under the captions "Special Factors--Background of the Offer" and "Special Factors--Opinion of Financial Advisor to the Special Committee" of the Offer to Purchase, to the extent describing the retention of BT Wolfensohn as financial advisor to the Special Committee and the compensation to be paid to BT Wolfensohn in such capacity, is incorporated herein by reference.

     Neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to stockholders with respect to the Offer or the Merger.

Item 6.   Recent Transactions and Intent with Respect to Securities

     (a) Except as set forth under the captions "Special Factors--Interests of Certain Persons in the Offer and the Merger", "The Tender Offer--Certain Information Concerning the Company", "The Tender Offer--Certain Information Concerning the Parent and Purchaser", and "The Tender Offer--Certain Information Concerning Masco Corporation" of the Offer to Purchase, which is incorporated herein by reference, no transactions in Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

     (b) The information set forth under the captions "Introduction" and "Special Factors--Interests of Certain Persons in the Offer and the Merger" of the Offer to Purchase describing the present intent, to the extent known by the Company, of the executive officers, directors, affiliates or subsidiaries of the Company to tender pursuant to the Offer any Shares which are held of record or beneficially owned by such persons, is incorporated herein by reference.

Item 7.   Certain Negotiations and Transactions by the Subject Company

     (a) - (b) Except as set forth under the captions "Special Factors--Background of the Offer", "Special Factors--The Merger Agreement", "Special Factors--Interests of Certain Persons in the Offer and the Merger" and "The Tender Offer--Financing of the Offer and Merger" of the Offer to Purchase, which are incorporated herein by reference, to the best of the Company's knowledge, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in: (i) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (iii) a tender offer or other acquisition of securities by or of the Company, or (iv) any material change in the present capitalization or dividend policy of the Company.

                                        3

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Item 8.   Additional Information to Be Furnished

     The information contained under the caption "The Tender Offer--Certain Litigation" of the Offer to Purchase is incorporated herein by reference.

Item 9.   Material to Be Filed as Exhibits

     The following exhibits are filed herewith:

(a)(1) Offer to Purchase, dated December 17, 1997 (incorporated by reference to Exhibit (a)(1) to Purchaser's Tender Offer Statement on Schedule 14D-1, dated December 17, 1997).*

(a)(2) Letter of Transmittal, dated December 17, 1997 (incorporated by reference to Exhibit (a)(2) to Purchaser's Tender Offer Statement on
        Schedule 14D-1, dated December 17, 1997).*

(a)(3)  Letter to Company stockholders, dated December 17, 1997.*+

(a)(4) Opinion of BT Wolfensohn, dated December 10, 1997 (incorporated by reference to Annex B to the Offer to Purchase, dated December 17,
        1997).*

(a)(5) Summary Advertisement as published in The Wall Street Journal on December 17, 1997 (incorporated by reference to Exhibit (a)(7) to Purchaser's Tender Offer Statement on Schedule 14D-1, dated December 17, 1997).

(a)(6) Text of Press Release issued by Parent and the Company on December 11, 1997 (incorporated by reference to Exhibit (a)(8) to Purchaser's Tender Offer Statement on Schedule 14D-1, dated December 17, 1997).

(a)(7)  Text of Press Release issued by Parent on December 17,
        1997 (incorporated by reference to Exhibit (a)(9) to Purchaser's Tender Offer Statement on Schedule 14D-1, dated December 17, 1997).

(c)(1) Agreement and Plan of Merger dated as of December 10, 1997, as amended by Amendment No. 1 dated as of December 15, 1997, among the Company, Parent and Purchaser (incorporated by reference to Annex A to the Offer to Purchase, dated December 17, 1997).*

(c)(2) Confidentiality Agreement, dated December 2, 1997, between the Company and Parent (incorporated by reference to Exhibit (c)(10) to Purchaser's Tender Offer Statement on Schedule 14D-1, dated December 17, 1997).

(c)(3)  Form of President's Agreement (incorporated by reference to Exhibit
        (c)(4) to Purchaser's Tender Offer Statement on Schedule 14D-1, dated December 17, 1997).

(c)(4) Form of Executive Agreement (incorporated by reference to Exhibit (c)(5) to Purchaser's Tender Offer Statement on Schedule 14D-1, dated December 17, 1997).

(c)(5)  Form of Management Agreement (incorporated by reference to Exhibit
        (c)(6) to Purchaser's Tender Offer Statement on Schedule 14D-1, dated December 17, 1997).

(c)(6) Pages 4-8 of the Company's Proxy Statement dated April 15, 1997, relating to the Company's 1997 Annual Meeting of Shareholders.+



                                        4

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(c)(7)  Corporate Services Agreement, dated as of December 27, 1988, between
        Masco Corporation and the Company (incorporated by reference to Exhibit 10(b) to the Company's Annual Report on Form 10-K for the year ended December 31, 1992).

(c)(8) Corporate Opportunities Agreement, dated as of December 27, 1988, among Masco Corporation, Parent and the Company (incorporated by reference to Exhibit 10(c) to the Company's Annual Report on Form 10-K for the year ended December 31, 1992).

(c)(9) Stock Repurchase Agreement, dated as of December 27, 1988, among Masco Corporation, Parent and the Company (incorporated by reference to Exhibit 10(d) to the Company's Annual Report on Form 10-K for the year ended December 31, 1992).

(c)(10) Assumption and Indemnification Agreement, dated as of December 27, 1988, between Parent and the Company (incorporated by reference to Exhibit 10(a) to the Company's Annual Report on Form 10-K for the year ended December 31, 1992).


(c)(11) Registration Agreement, dated as of December 27, 1988, among the Company, Masco Corporation and Parent (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31,
        1992). Amendment dated as of April 21, 1992 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1996). Amendment dated as of January 5, 1993 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1992). Amendment dated as of May 26, 1994 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1994). Amendment dated as of May 15, 1996 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1996).

-------------------

*    Included in documents mailed to stockholders.

+    Filed herewith.


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                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      TRIMAS CORPORATION
Dated: December 17, 1997

                                      By:     /s/ Brian P. Campbell
                                         ---------------------------------------
                                         Name:  Brian P. Campbell
                                         Title: President



                                        6

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                                  Exhibit Index


 Exhibit No.
------------

   (a)(3)    Letter to Company stockholders, dated December 17, 1997.

   (c)(6) Pages 4-8 of the Company's Proxy Statement dated April 15, 1997, relating to the Company's 1997 Annual Meeting of Shareholders.